UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 20, 2020, Husky Energy Inc. issued a press release announcing cuts to its 2020 capital spending. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: April 20, 2020		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Cuts 2020 Capital Spending to $1.7 Billion

2020 capital expenditures cut ~50% from December 2019 guidance

Liquidity increased by $500 million to $5.2 billion

Integrated Corridor upstream production reduced by over 80,000 bbls/day / U.S. refinery throughput reduced

Protection of workers and communities remains top priority

Husky Energy is significantly reducing capital expenditures and shutting in negative cash margin production as further measures to strengthen its business given market conditions caused by COVID-19.

“We have taken immediate action to preserve our balance sheet and core business in this commodity price environment,” said CEO Rob Peabody. “Our focus remains on health and safety, and on increasing Husky’s resilience.

“As the market rebalances supply with demand over a very short period in North America, negative cash margins before operating costs are occurring. Reducing production minimizes our negative cash margin exposure.”

Husky has important advantages in the current economic environment, including: a strong balance sheet, an Integrated Corridor that includes a sizeable midstream and downstream segment, and Offshore operations underpinned by long-term gas contracts in the Asia Pacific region.

Husky’s plan includes:

•	Continuing to advance process and occupational safety performance
•	Reducing and deferring all discretionary capital spending
•	Liquidity improvements
•	Reducing production and refinery throughput to address near-term negative cash margins until supply and demand is rebalanced

Additional $700 Million in Capital Reductions

Husky previously announced 2020 spending reductions of $1 billion, including $900 million in capital expenditures and $100 million in cost-saving measures.

2020 capital guidance is further revised as follows:

	New	March 12 ’20 Revision	Dec. ’19 Guidance
Capital Investment[1] ($ millions)
Upstream	1,100 – 1,200	1,750 – 1,900	2,625 – 2,800
Downstream	475 – 550	475 – 550	475 – 550

Total	1,600 – 1,800	2,300 – 2,500	3,200 – 3,400

1Includes exploration capital and other capital expenditures but excludes asset retirement obligations, capitalized interest and Superior Refinery rebuild capital.

Planned 2020 Capital Expenditures By Quarter ($ millions)

Q1	Q2	Q3	Q4
600 – 630	350 – 400	400 – 450	270 – 320

Production and Throughput Reductions

Husky continues to safely shut-in production across its Integrated Corridor business, where appropriate. To date, Integrated Corridor production has been reduced by more than 80,000 barrels per day (bbls/day), most of which is heavy oil, with the ability to reduce even further while preserving the option to quickly ramp back up should pricing conditions allow.

Integrated Corridor production is being aligned with upgrading and refining requirements as throughput is adjusted and optimized in line with changing market conditions. As a result, updated 2020 production and throughput guidance will not be provided at this time. Current U.S. refinery throughput has been reduced by around 95,000 bbls/day, or approximately 40% below maximum capacity.

INCREASED LIQUIDITY

Husky continues to prioritize its balance sheet, supported by significant liquidity. As of the end of the first quarter, the Company had approximately $4.7 billion of liquidity, comprised of $1.3 billion in cash and $3.4 billion in available credit facilities.

Since the end of the first quarter, Husky has increased its liquidity with the recent addition of a $500 million term loan, increasing total liquidity towards $5.2 billion. The term loan proceeds have been used to repay syndicate drawings advanced to repay the maturing 5.0% notes on March 12, 2020.

The Company has no long-term debt maturities until 2022.

OPERATIONS AND PROJECT UPDATES

Husky Lloydminster Upgrader

A planned turnaround scheduled to begin in April 2020 has been deferred to late Q3 2020, given the current safety and public health risks inherent in mobilizing and maintaining a large construction workforce during the COVID-19 pandemic. Maintenance work at the Upgrader will proceed where necessary and safe to do so, and operations and throughput will be modified in accordance with maintenance requirements.

A project at the Upgrader to increase diesel production from 6,000 bbls/day to nearly 10,000 bbls/day has also been deferred to late Q3 2020.

Superior Refinery

Rebuild construction at the Superior Refinery in Wisconsin has been suspended due to the safety and public health risks inherent in maintaining a large construction workforce during the COVID-19 pandemic. A schedule for resumption will be determined in due course. Rebuild costs are expected to be substantially covered by property damage insurance.

Lloydminster Thermal Projects

Lloydminster thermal bitumen production, including the Tucker Thermal Project, has been reduced due to anticipated production backlogs in Western Canada as North American refinery throughputs adjust to the dramatic stall in product consumption.

These types of projects have the flexibility to be safely ramped down to minimum rates and then quickly ramped back up once pricing conditions improve.

Commissioning activities are being completed at the 10,000-barrel-per-day Spruce Lake Central thermal project, with enhanced health and safety protocols in place. Startup will be dependent on improved pricing conditions.

Construction of the 10,000 barrel-per-day Spruce Lake North thermal project, originally scheduled for completion around the end of 2020, has been suspended, and additional Lloyd projects to be delivered beyond 2020 have been deferred.

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Sunrise Energy Project

A major turnaround that was scheduled to start at Sunrise in April has been deferred due to public health and safety considerations related to COVID-19. Other maintenance work at Sunrise will proceed where necessary and safe to do so, with operations and production modified in accordance with maintenance requirements.

Husky operates Sunrise and its partner operates the jointly-owned BP-Husky Toledo Refinery near Toledo, Ohio.

Western Canada Production

Western Canada oil and gas production is being reduced or shut in. No further capital expenditures are planned in 2020.

Atlantic Region

Major construction activities related to the West White Rose Project have been suspended due to COVID-19.

Production at the main White Rose field continues, with enhanced workforce control measures designed to ensure safe operations on the SeaRose floating production, storage and offloading (FPSO) vessel. Husky has a 72.5% working interest in the White Rose field and a 68.8% working interest in the satellite extensions, including West White Rose.

The planned drydock for the Terra Nova FPSO vessel is being reviewed by the operator and alternative options are being considered to complete maintenance work and asset-life extension activities. Husky has a 13% working interest in the Terra Nova oil field.

Asia Pacific Region

Production at the Liwan Gas Project offshore China has returned to full rates following an extended Chinese New Year break related to the COVID-19 pandemic. Husky has a 49% working interest in the Liwan 3-1 and Liuhua 34-2 fields.

The Liuhua 29-1 field at Liwan is advancing towards first production by the end of 2020. Husky holds a 75% working interest in the field, which once fully ramped up will add approximately 9,000 barrels of oil equivalent per day to its fixed-price Asia Pacific production.

The BD Project in the Madura Strait offshore Indonesia has returned to full rates following planned maintenance in the first quarter. Husky has a 40% working interest in the project.

Canadian Retail & Commercial Fuels Business

Due to the current market environment, Husky has suspended the strategic review of its Canadian retail and commercial fuels business, which consists of more than 500 stations, travel centres, cardlock operations and bulk distribution facilities.

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Kim Guttormson, Manager, Communication Services

403-298-7088

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities

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Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”).

In particular, forward-looking statements in this news release include, but are not limited to, references to: general strategic plans; the expected 2020 range of total capital investment and planned capital expenditures by quarter; the expected timing of a planned turnaround at the Upgrader; the expected timing of a project to increase diesel production at the Upgrader; the expectation that Superior Refinery rebuild costs will be substantially recovered through property damage insurance; the expected timing of first production at Liuhua 29-1; and the expected volume of production at Liuhua 29-1 once fully ramped up.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including assumptions and factors related to the impact of the COVID-19 global pandemic on the Company and its operations. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2019 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

DISCLOSURE OF OIL AND GAS INFORMATION

Unless otherwise indicated: (i) projected production volumes provided are gross, which represents the total or the Company’s working interest share, as applicable, before deduction of royalties; (ii) all Husky working interest production volumes quoted are before deduction of royalties.

The Company uses the term “barrels of oil equivalent” (or “boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used

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in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.

All currency is expressed in this news release in Canadian dollars.

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